Summary of Shareholder Rights Plan Agreement (the "Plan"), dated as of August 3, 2007, between MAG Silver Corp. ("MAG Silver") and Computershare Investor Services Inc. ("Computershare")

        The board of directors (the "Board") of MAG Silver adopted the Plan effective August 3, 2007 for which shareholder ratification is to be sought within six months.  The terms of the Plan are contained in a rights agreement (the "Rights Agreement"), dated as of August 3, 2007, between MAG Silver and Computershare, as rights agent.  The Plan has been adopted to ensure the fair treatment of shareholders in connection with any take-over bid for common shares of MAG Silver. The Plan seeks to provide shareholders with adequate time to properly assess a take-over bid without undue pressure. It also is intended to provide the Board with more time to fully consider an unsolicited take-over bid and, if considered appropriate, to identify, develop and negotiate other alternatives to maximize shareholder value.

        The following is a summary of the principal terms of the Plan which summary is qualified by and is subject to the full terms and conditions of the Plan. A copy of the Plan is available from the Secretary of the Corporation upon written request or at www.sedar.com and is filed as an exhibit to this Form 8-A. Except as otherwise defined herein, capitalized terms used herein have the meanings ascribed thereto in the Plan.

Term

        If ratified by the shareholders of MAG Silver on or before February 3, 2008, the Plan will continue in force up to the end of MAG Silver's third annual meeting of shareholders after such approval.

Issue of Rights

        On August 3, 2007, the Board approved the Plan and authorized the issue of one right (a "Right") in respect of each outstanding common share of MAG Silver ("Share") to holders of record as at 4:00 p.m. (Vancouver time) on August 3, 2007 (the "Record Time").  The Board also authorized the issue of one Right in respect of each Share issued after the Record Time and prior to the Separation Time (as defined below) and the Expiration Time.

Exercise of Rights

        The Rights are not exercisable initially.  The Rights will separate from the Shares and become exercisable at the close of business on the tenth business day after the earlier of the first public announcement of facts indicating that a person has acquired Beneficial Ownership (as defined in the Plan) of 20% or more of the Shares or the commencement of, or first public announcement of, the intent of any person to commence a take-over bid which would result in such person Beneficially Owing 20% or more of the Shares, or the date upon which a Permitted Bid or Competing Permitted Bid (as defined in the Plan) ceases to be such, or such later time as the Board may determine in good faith (in any such case, the "Separation Time").  After the Separation Time, but prior to the occurrence of a Flip-in Event (as defined below), each Right may be exercised to purchase one Share at an exercise price per Right of $75.

        The exercise price payable and the number of securities issuable upon the exercise of the Rights are subject to adjustment from time to time upon the occurrence of certain corporate events affecting the Shares.

Flip-in Event and Exchange Option

        Subject to certain customary exceptions, upon the acquisition by any person (an "Acquiring Person") of 20% or more of the Shares (a "Flip-in Event") and following the Separation Time, each Right, other than a Right Beneficially Owned by an Acquiring Person, its affiliates and associates, their respective joint actors and certain transferees, may be exercised to purchase that number of Shares which have a market value equal to two times the exercise price of the Rights.  Rights beneficially owned by an Acquiring Person, its affiliates and associates, their respective joint actors and certain transferees will be void.  The Plan provides that a person (a "Grandfathered Person") who is the Beneficial Owner of 20% or more of the outstanding Shares determined as at the Record Time shall not be an Acquiring Person unless, after the Record Time, that person becomes the Beneficial Owner of any additional Shares.

        In addition, the Plan permits the Board to authorize MAG Silver, after a Flip-in Event has occurred, to issue or deliver, in return for the Rights and on payment of the relevant exercise price or without charge, debt, equity or other securities or assets of MAG Silver or a combination thereof

Certificates and Transferability

        Prior to the Separation Time, certificates for Shares will also evidence one Right for each Share represented by the certificate.  Certificates issued after August 3, 2007 will bear a legend to this effect.  Prior to the Separation Time, Rights will not be transferable separately from the associated Shares.  From and after the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and trade separately from the Shares.

Permitted Bids

        The Plan will not be triggered by a Permitted Bid or Competing Permitted Bid.  A Permitted Bid is one that: (i) is made by means of a take-over bid circular, (ii) is made to all holders of Shares for all Shares held by them; (iii) is open for at least 60 days; (iv) contains a condition that no Shares will be taken up and paid for until at least 50% of the independent shareholders have tendered and not withdrawn, (v) contains a condition that Shares may be deposited at any time and withdrawn until they are taken up and paid for, and (vi) contains a provision that, if 50% of the independent shareholders tender, the bidder will make an announcement to that effect and keep the bid open for at least ten more business days.

Waiver and Redemption

       The Rights may be redeemed by the Board at a redemption price of $0.0001 per Right at any time prior to the occurrence of a Flip-in Event without the prior approval of the holders of Shares or Rights.  The Board will be deemed to have elected to redeem the Rights if a person who has made a take-over bid in respect of which the Board has waived the application of the Plan takes up and pays for Shares pursuant to the terms and conditions of such take-over bid.

The provisions of the Plan which apply upon the occurrence of a Flip-in Event may be waived at the option of the Board and without the prior approval of the holders of Shares or Rights in certain circumstances prior to the occurrence of a Flip-in Event.  The Board would, however, by virtue of such waiver be deemed to have waived the Plan with respect to any other Flip-in Event.  In addition, the operation of the Plan may be waived where a person has inadvertently become an Acquiring Person and has reduced its beneficial ownership of Shares such that it is no longer an Acquiring Person.

Amendment of the Plan

       The Board may amend the Agreement and the Rights without the prior approval of the holders of Shares or Rights in the period before the Plan is initially ratified and approved by the shareholders of MAG Silver.  Thereafter, amendments, other than those required to correct clerical or typographical errors or to maintain the validity of the Plan as a result of a change of law, will require shareholder approval.